[redacted]

13013372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

*AB 3/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-68499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Atlantic Trading Indices LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1710
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Pliskin **312-281-5404**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinios**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

OATH OR AFFIRMATION

I, Phil Pliskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Trading Indices LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Phil Pliskin

Signature

Chief Financial Officer

Title

Nancy J. Simenson

Notary Public

Feb. 25 2013

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic Trading Indices, LLC

Financial Report
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Atlantic Trading Indices, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Atlantic Trading Indices, LLC (the Company) as of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Atlantic Trading Indices, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 25, 2013

Atlantic Trading Indices, LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 33,496
Due from broker-dealer, net	5,943,330
Financial instruments owned, at fair value	4,431,215
Furniture and equipment, at cost (net of accumulated depreciation of $17,109)	12,048
Other assets	10,617
Total assets	$ 10,430,706
Liabilities and Member's Equity	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 5,194,202
Accrued compensation	84,095
Accounts payable and accrued expenses	312,801
Total liabilities	5,591,098
Member's equity	4,839,608
Total liabilities and member's equity	$ 10,430,706

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Atlantic Trading Indices, LLC (the Company), an Illinois limited liability company, is a wholly owned subsidiary of Atlantic Trading Holdings, LLC (the Parent). The Company was organized on January 12, 2010 as a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Company's primary business operation is conducting proprietary trading of securities and derivative financial instruments. The Company's principal operations are located in Chicago, Illinois.

In February 2012, the Company obtained approval from the New York Stock Exchange to become a joint back office participant of a broker-dealer. As a result of this approval, the Company is now subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments owned and financial instruments sold, not yet purchased: Financial instruments owned and financial instruments sold, not yet purchased, including equities, equity options and options on futures contracts, are recorded on the trade-date basis and are valued at fair value with unrealized gains and losses reported in trading gains, net in the statement of operations.

Futures contracts are recorded on trade date and realized gains or losses are recognized when contracts are liquidated. Unrealized gains or losses on open contracts (the difference between contract trade price and market price) are reported in due from/due to broker-dealers in the statement of financial condition as a net unrealized gain or loss by broker-dealer, as there exists a right of offset of unrealized gains or losses in accordance with the guidance of the FASB. Any change in net unrealized gain or loss from the preceding period is reported in trading gains, net in the statement of operations.

Interest and dividend income/expense: The Company recognizes interest income and expense on an accrual basis and dividend income and expense is recognized on the ex-dividend date.

Due from broker-dealer: Due to and due from broker-dealers are netted by broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture and equipment: Furniture and equipment are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

FASB provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2012, management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2010 (inception).

Recently issued accounting pronouncements: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on or after January 1, 2013. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is generally determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Note 2. Fair Value of Financial Instruments (Continued)

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

Financial instruments owned and financial instruments sold, not yet purchased traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded futures and options on futures contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Financial instruments owned:				
Equities	$ 1,539,243	$ 1,539,243	$ -	$ -
Equity options	2,891,972	2,891,972	-	-
	$ 4,431,215	$ 4,431,215	$ -	$ -
Liabilities				
Financial instruments sold, not yet purchased:				
Equities	$ 1,382,980	$ 1,382,980	$ -	$ -
Equity options	3,811,222	3,811,222	-	-
Due from broker-dealer:				
Futures contracts, open trade equity	116,240	116,240	-	-
	$ 5,310,442	$ 5,310,442	$ -	$ -

During the year ended December 31, 2012, the Company had no assets or liabilities that fall within the Level 2 or Level 3 categories.

Substantially all of the Company's other assets and liabilities, except for furniture and equipment, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Due from Broker-Dealer

Due from broker-dealer, net at December 31, 2012, consists of the following:

	Asset	Liability	Net
Deposits with broker-dealer	$ 3,949,161	$ (238,329)	$ 3,710,832
Unsettled securities transactions	2,431,627	(85,774)	2,345,853
Interest receivable / payable	2,908	(23)	2,885
Futures contracts, open trade equity	-	(116,240)	(116,240)
	$ 6,383,696	$ (440,366)	$ 5,943,330

Note 4. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2012, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Indices	Due from broker-dealer	$ -	$ (116,240)	$ (116,240)
Indices	Financial instruments owned	2,891,972	-	2,891,972
	Financial instruments sold, not yet purchased	-	(3,811,222)	(3,811,222)
				$ (1,035,490)

Note 5. Related-Party Transactions

The Company operates under an expense sharing agreement whereby the Company reimburses Atlantic Trading USA, LLC (USA), an affiliated entity, for certain operating expenses each quarter with expense allocations based on the percentage of use. In accordance with the terms of the agreement, USA will provide support services, office space, and technology to the Company. $280,995 is payable as of December 31, 2012, and included in accounts payable and accrued expenses in the statement of financial condition.

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company conducts business with a broker-dealer for its trading activities. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 7. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2012, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2012, are included as liabilities in financial instruments sold, not yet purchased on the statement of financial condition.

Note 7. Guarantees and Indemnifications (Continued)

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against potential losses in connection with them providing services to the Company. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3 percent of "aggregate indebtedness," as defined and a ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. At December 31, 2012, the Company had net capital and net capital requirements of $1,565,490 and $100,000, respectively. The Company's aggregate indebtedness at December 31, 2012, was $29,356, and its aggregate indebtedness to net capital ratio was 0.02 to 1. The net capital rules may effectively restrict the payment of cash distributions to the Company's member.